January 18, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	RSP Permian, Inc.

Preliminary Proxy Statement filed on Schedule 14A

Filed December 19, 2016

Form 8-K

Filed on October 13, 2016

File No. 1-36264

Dear Mr. Schwall:

We submit this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2017, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on December 19, 2016 (the “Preliminary Proxy Statement”), and Form 8-K filed with the Commission on October 13, 2016 (“Form 8-K”).

RSP Permian, Inc. (“RSP,” the “Company,” “we,” “us” or “our”) is filing concurrently with this letter an Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), which includes revisions in response to the Staff’s comments. For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Preliminary Proxy on Schedule 14A, filed December 19, 2016

General

1.	We note that you are seeking shareholder approval for the stock issuance of 16,019,638 shares of your common stock to Silver Hill Energy Partners II, LLC (the “SHEP II Seller”) for the acquisition of Silver Hill E&P II, LLC (“SHEP II”). Notwithstanding the potential for only the cash consideration to be provided, we further note that, if approved, you will issue such shares to the SHEP II Seller. As your shareholders are not separately provided an opportunity to vote on the transaction, the information related to the parties and the transaction required by Item 14 of Schedule 14A appears material to shareholders. Pursuant to Note A of Schedule 14A, please revise your preliminary proxy statement to provide all of the information required by Item 14 of Schedule 14A. We have included specific comments below to aid you in your revised disclosures. Alternatively, tell us in your response letter why you believe that you are not required to provide this information.

RESPONSE: We have revised the Preliminary Proxy Statement to provide the information required by Item 14 of Schedule 14A. Details of our revision can be found below in our responses to the specific comments relating to Item 14.

Securities and Exchange Commission

January 18, 2017

Questions and Answers about the Special Meeting, page 1

2.	Explain why the issuance of shares in the Silver Hill Energy Partners, LLC (“SHEP I”) transaction did not also require shareholder approval.

RESPONSE: The issuance of shares in the SHEP I Acquisition did not require shareholder approval because the voting power represented by the shares issued in that transaction was not equal to or in excess of 20% of the aggregate voting power of the RSP common stock outstanding before the issuance of those shares. We have consulted with the NYSE representatives on the issue of shareholder approval and they concluded that the issuance of shares of our common stock to SHEP I would not require shareholder approval pursuant to Rule 312.03 of the NYSE Listed Company Manual. On pages 1 and 2 of Amendment No. 1, we have added a discussion on why we did not seek shareholder approval in the SHEP I Acquisition.

3.	Address the reasons for entering into the SHEP I and II transactions.

RESPONSE: We have revised the Preliminary Proxy Statement to include a description of the Company’s reasons for entering into the SHEP I and II transactions. Please see the subsection titled “Reasons for the SHEP Acquisitions; Recommendation of the RSP Board” beginning on page 22 of Amendment No. 1.

Risk Factors, page 8

4.	Please tell us what consideration you gave to including a risk factor regarding the absence of a fairness opinion or other objective report regarding the fairness of the proposed transaction to your shareholders.

RESPONSE: We have revised the Preliminary Proxy Statement to include disclosure on the fairness opinion we obtained in connection with our proposed acquisition of SHEP II. Please see pages 24 to 33 of Amendment No. 1. We are also filing a copy of the fairness opinion as Annex II of Amendment No. 1.

Information about the parties, page 12

5.	Address and describe any preexisting affiliation between RSP and any Silver Hill entities. See Item 1005(b) of Regulation M-A and Item 14(b)(7) of Schedule 14A.

RESPONSE: We respectfully note to the Staff that there was no preexisting affiliation between RSP and any of the Silver Hill entities before the commencement of our negotiations on the SHEP I and II transactions. We have added disclosure regarding the same on page 13 of Amendment No. 1.

6.	Please include the information about the acquired company required pursuant to Item 14(c)(2) of Schedule 14A and Part C, Item 17 of Form S-4. For guidance, see Third Supplement, Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (July 2001), Part H, Question 3, available on the Commission’s website at https://www.sec.gov/interps/telephone/phonesupplement3.htm.

RESPONSE: We have added the following sections in Amendment No. 1: “Selected Financial Data of SHEP II,” “Silver Hill Energy Partners, LLC and Silver Hill Energy II, LLC Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Quantitative and Qualitative Disclosures about Market Risk” and “Changes and Disagreements with Accountants on Accounting and Financial Disclosure.” Please refer to the Table of Contents in Amendment No. 1 for the specific locations of these newly added sections.

Securities and Exchange Commission

January 18, 2017

Recommendation of the RSP Board, page 14

7.	At the end of the first paragraph you cross-reference “The Transaction—Reasons for Engaging in the Transaction; Recommendation of the RSP Board.” However, we are unable to locate such a section.

RESPONSE: We respectfully note to the Staff that a subsection titled “The Transaction—Reasons for the SHEP Acquisitions; Recommendation of the RSP Board” has been added on page 22 of Amendment No. 1. The section cross-reference has also been updated.

The Transaction, page 18

8.	Please revise your disclosure to include background information concerning your reasons for this acquisition and the benefit that you expect your shareholders to receive.

RESPONSE: We have added a subsection titled “Background of the Transaction” in Amendment No. 1 beginning on page 18 and a subsection titled “Reasons for the SHEP Acquisitions; Recommendation of the RSP Board” in Amendment No. 1 beginning on page 22.

9.	Please disclose how you determined the amount of consideration to be paid in connection with this acquisition, discussing the negotiations that occurred between you and the SHEP II Seller.

RESPONSE: We have added a subsection titled “Background of the Transaction” in Amendment No. 1 beginning on page 18, which specifically describes the way the Company determined the amount of consideration to be paid in connection with the Transaction.

Unaudited Pro Forma Combined Financial Statements, page 29

10.	We note that the pro forma combined financial statements give effect to the acquisitions of SHEP I and SHEP II in addition to other material transactions, such as the Equity Offering and additional borrowings under your credit facility. Generally, pro forma adjustments should be presented gross on the face of the pro forma financial statements. Please revise your presentation to provide each adjustment on a gross basis with references to notes that clearly explain all assumptions involved as required by Regulation S-X, Rule 11-02(b)(6). The notes should provide sufficient detail to identify the nature and components of each adjustment. Please revise your presentation of pro forma financial statements and notes accordingly.

RESPONSE: We have revised the Preliminary Proxy Statement to provide each adjustment on a gross basis and to clearly explain all assumptions involved as required by Regulation S-X, Rule 11-2(b)(6) in sufficient detail to identify the nature and components of each adjustment. Please see pages F-7 to F-9 of Amendment No. 1.

Notes to Unaudited Pro Forma Financial Statements, page 32

11.	Expand your disclosure to provide a footnote discussing the basis of presentation which briefly sets forth a description of the nature, terms and accounting treatment of the acquisitions of SHEP I and SHEP II on a separate basis.

RESPONSE: We have added a section titled “Basis of Presentation” in Amendment No. 1 beginning on page F-5, which briefly sets forth a description of the nature, terms and accounting treatment of the acquisitions of SHEP I and SHEP II on a separate basis.

Securities and Exchange Commission

January 18, 2017

12.	We note you expect to obtain approximately $450 million of borrowings to fund the SHEP acquisitions. Expand your disclosure to provide sufficient detail of the terms of the expected financing arrangements.

RESPONSE: We have added a section titled “The Note Offering” in Amendment No. 1 beginning on page F-5, which provides details of the terms of the actual financing arrangements.

Note 1. Pro Forma Adjustments, page 33

13.	Expand your disclosure in pro forma adjustment (a) to quantify each adjustment amount related to the Equity Offering, additional borrowings and related proceeds. Your disclosure should provide sufficient detail to clearly explain each component.

RESPONSE: We have revised the Preliminary Proxy Statement to quantify each adjustment amount related to the Equity Offering, additional borrowings and related proceeds. Please see page F-7 of Amendment No. 1.

14.	Disclosure in pro forma adjustment (b) indicates that you estimated the purchase price for the acquisitions of SHEP I and SHEP II to be $ 2.5 billion. Expand your disclosure to include a schedule that shows how the total purchase price consideration of each acquisition was calculated on a separate basis. The calculation of purchase price consideration should separately identify the amount of cash and common stock to be issued for each acquisition on a separate basis. Disclose the trading price and date used to calculate the value of RSP Permian common stock to be issued, which should be based on a recent trading date.

RESPONSE: We have revised the Preliminary Proxy Statement to indicate the estimated purchase price of SHEP I and SHEP II. The expanded disclosure includes a schedule that shows how the total purchase price consideration of each acquisition was calculated on a separate basis. The calculation of purchase price also identifies the amount of cash and common stock to be issued for each acquisition. The methodology for calculating the value of RSP common stock to be issued has also been described. Please see pages F-6 and F-7 of Amendment No. 1.

15.	In connection with above comment, expand your disclosure to include separate preliminary purchase price allocations of each acquisition. Your revised disclosure should address the basis of the fair value of the assets acquired and liabilities assumed. Additionally, disclose that the purchase price allocations have not been finalized and explain why.

RESPONSE: We have expanded the disclosure noted in #14 above to include separate preliminary purchase price allocations for each acquisition and address the basis of the fair value of the assets acquired and liabilities assumed. The disclosure states that the purchase price allocation has not been finalized and explains why. Please see pages F-6 and F-7 of Amendment No. 1.

16.	Expand your disclosure in pro forma adjustment (b) to describe the nature and identify the amounts of the net assets retained by the shareholders of Silver Hill. Such disclosure may be more clearly presented in tabular format.

RESPONSE: We have expanded the disclosure in pro forma adjustment (b) to describe the nature and identify amounts of net assets retained by shareholders of Silver Hill. Please see pages F-7 and F-8 of Amendment No. 1.

Securities and Exchange Commission

January 18, 2017

17.	Tell us why you believe pro forma adjustment (c) related to historical depreciation, depletion, and amortization of SHEP I and SHEP II for the step up of oil and natural gas properties to estimated fair value should be made in pro forma balance sheet. Refer to Regulation S-X, Rule 11-02(b)(6) for further guidance.

RESPONSE: We believe that historical accumulated depreciation, depletion, and impairment related to SHEP I and SHEP II needs to be eliminated on the pro forma combined balance sheet as of September 30, 2016. Under pro forma rules and for purposes of presenting the pro forma balance sheet as of September 30, 2016, we are assuming the acquisition of SHEP I and SHEP II occurred as of September 30, 2016 and as such no accumulated depreciation, depletion, and impairment would have been recorded for SHEP I and SHEP II as of that date. The notes to the pro forma combined financial statements (specifically, Notes (b) and (c)) have been modified to clarify this fact. Please see pages F-7 and F-8 of Amendment No. 1.

18.	Expand your disclosure under pro forma adjustment (d) to explain how the amounts of interest expense for the year ended December 31, 2015, and the nine months ended September 30, 2016, were determined. In your revised disclosure, please state whether the 5.25% estimated interest rate is a current interest rate or an interest rate for which you have a commitment to calculate this pro forma adjustment. In your response, tell us why you believe the use of a 5.25% interest rate is reasonable.

RESPONSE: We have expanded our disclosure under pro forma adjustment (d) to explain how the amounts of interest expense for the year ended December 31, 2015 and the nine months ended September 30, 2016 were determined. In the revised disclosure, the Company explained that the 5.25% interest rate is the rate of the senior unsecured notes issued by the Company in December 2016 to partially fund the transactions noted in the notes to the pro forma combined financial statements. Please see pages F-8 and F-9 of Amendment No. 1.

19.	Tell us why you have recorded a pro forma adjustment related to interest expense to cash and cash equivalents on the balance sheet. Refer to the guidance of Regulation S-X, Rule 11-02(b)(6).

RESPONSE: We have not recorded a pro forma adjustment related to interest expense to cash and cash equivalents on the balance sheet. In previously filed pro forma combined financial statements note (d) was inadvertently included on the cash and cash equivalents line. This inadvertent note has been removed. Please see page F-2 of Amendment No. 1.

20.	Instruction 7 to Regulation S-X, Rule 11-02(b) states tax effects of pro forma adjustments should be calculated using the statutory rate for the income statement periods presented. Revise your pro forma adjustment amounts in note (e), or tell us why you believe the effective tax rate of 35.5% should be used instead of the statutory rate.

RESPONSE: We used the statutory tax rate in the pro forma adjustment amounts but had mistakenly identified the statutory tax rate as the effective tax rate in our previous filing. This error has been corrected in the description of income tax adjustments in the notes to the pro forma combined financial statements. Please see page F-9 of Amendment No. 1.

Note 2. Pro Forma Supplemental Oil and Natural Gas Reserve Information, page 34

21.	Please revise your disclosure to provide narrative explanation of any significant changes in reserve quantities (e.g. revisions of previous estimates and extensions, discoveries and other additions) and significant changes in the standardized measure of discounted future net cash flows. Refer to FASB ASC 932-235-50-5 and 932-235-50-36.

RESPONSE: We have revised the Preliminary Proxy Statement to provide narrative explanations of any significant changes in reserve quantities. Please see pages F-9 and F-10 of Amendment No. 1.

Securities and Exchange Commission

January 18, 2017

Form 8-K, filed October 13, 2016

Exhibits 99.9 and Exhibit 99.10

22.	We note the June 30, 2016 SHEP I and SHEP II third party reserve reports are presented in your October 13, 2016 Form 8-K in Exhibit 99.9 and 99.10. It appears per-well overhead expenses are excluded from the operated properties’ projected production costs. As we previously stated in comment six of our letter of December 5, 2016, we hold this practice to be non-compliant with FASB ASC Paragraph 932-235-50-26. Please explain to us the basis for your practice. Address the impact of overhead expense inclusion on these proved reserves.

RESPONSE: We respectfully confirm to the Staff that the SHEP I and SHEP II reserve reports filed as Exhibit 99.9 and 99.10 to the Form 8-K have included an estimate of all central administrative office costs that are operating expenses in our projected production costs.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-2790.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Vice President and General Counsel

Enclosures

cc:	Douglas E. McWilliams

Julian J. Seiguer